UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 28, 2017 titled “Grupo Financiero Santander México Announces the Filing of its Annual Report on Form 20-F For Fiscal Year 2016”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 28, 2017

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2016

Mexico City, Mexico, April 28, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Group”) one of the leading financial groups in Mexico announces that its Annual Report on Form 20-F (the “20-F”), reporting its financial and operational data for 2016, was filed with the U.S. Securities and Exchange Commission, or the SEC, on April 28, 2017.

The Form 20-F can be accessed either by visiting the SEC's website at www.sec.gov or Santander Mexico's corporate website at www.santander.com.mx/ir. Any shareholder may receive a printed copy of the Form 20-F, which includes Santander Mexico's complete audited financial statements, free of charge by requesting a copy from Santander Mexico's Investor Relations Office at:

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 Mexico City

Telephone: +(52) 55-5257-8000

Fax: +52 55-5269-2701

investor@santander.com.mx

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2017, Santander México had total assets of Ps.1,269 billion under Mexican Banking GAAP and more than 13.9 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 315 offices nationwide and has a total of 16,927 employees.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

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